                                    Form 11-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                   Annual Report Pursuant to Section 15(d) of
               The Securities Exchange Act of 1934 (Fee Required)

               [X] For the fiscal year ended September 30, 1997

                                       or


               [ ] Transition report Pursuant to Section 15(d) of
                   The Securities Exchange Act of 1934 (No Fee Required)

                           Commission File No. 0-3747

A. Full title of plan and address of the Plan, if different from that of the issuer named below:

                  THE CATO CORPORATION
                  EMPLOYEE STOCK PURCHASE PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  THE CATO CORPORATION
                  Human Resources Department
                  8100 Denmark Road
                  Charlotte, NC  28273

                              THE CATO CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN
                                    FORM 11-K
                               September 30, 1997

                                Table of Contents

                                                                        Page
                                                                         No.
                                                                        ----

Part I  - Exhibit Index and Related Exhibits..............................2

Part II - Financial Information

     Independent Auditors' Report.........................................3

     Statements of Net Assets.............................................4

     Statements of Changes in Net Assets..................................5

     Notes to Financial Statements....................................6 - 7

     Other Information....................................................8

     Independent Auditors' Consent........................................9



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                                                                          Page 2



                              THE CATO CORPORATION

                          EMPLOYEE STOCK PURCHASE PLAN



                                  EXHIBIT INDEX

                          Form 11-K for the Years Ended
                        September 30, 1997, 1996 and 1995



Exhibit     Description
   No.      of Exhibit                                                     Page
-------     ----------                                                      No.
                                                                           ----

23.1.       Consent of Deloitte & Touche LLP, Independent Auditors........  9

[DELOITTE & TOUCHE LLP LETTERHEAD]


INDEPENDENT AUDITORS' REPORT



The Employee Benefit Plan Administrative Committee
The Cato Corporation

We have audited the accompanying statements of net assets of The Cato Corporation Employee Stock Purchase Plan as of September 30, 1997 and 1996, and the related statements of changes in net assets for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets of The Cato Corporation Employee Stock Purchase Plan as of September 30, 1997 and 1996, and the changes in net assets for each of the three years in the period ended September 30, 1997 in conformity with generally accepted accounting principles.



/S/ Deloitte & Touche LLP

November 21, 1997

                THE CATO CORPORATION EMPLOYEE STOCK PURCHASE PLAN
                            STATEMENTS OF NET ASSETS




                                                September 30,
                                           -----------------------
                                             1997           1996
                                           --------       --------

Assets of the Plan                         $      0       $      0
                                           --------       --------

Liabilities of the Plan                    $      0       $      0
                                           --------       --------

Net Assets                                 $      0       $      0
                                           ========       ========






See accompanying notes to financial statements.

                THE CATO CORPORATION EMPLOYEE STOCK PURCHASE PLAN
                       STATEMENTS OF CHANGES IN NET ASSETS





                                                 Years Ended September 30,
                                           -----------------------------------
                                              1997        1996         1995
                                           ----------   ---------    ---------
Increases:

  Employee Contributions                   $ 231,238    $ 292,807    $ 417,794

  Dividends Reinvested by Participants        17,215       14,058        8,075
                                           ---------    ---------    ---------

                                             248,453      306,865      425,869

Decreases:

  Purchases of The Cato Corporation
     Common Stock subsequently
     distributed to Plan participants
     (47,496, 51,010 and 68,473 shares
     for the years ended September 30,
     1997, 1996 and 1995, respectively)      232,660      277,488      379,755

  Cash Withdrawals                            15,793       29,377       46,741
                                           ---------    ---------    ---------

                                             248,453      306,865      426,496
                                           ---------    ---------    ---------

Net Decrease                                       0            0         (627)

Net Assets at Beginning of Year                    0            0          627
                                           ---------    ---------    ---------

Net Assets at End of Year                  $       0    $       0    $       0
                                           =========    =========    =========



See accompanying notes to financial statements.

                THE CATO CORPORATION EMPLOYEE STOCK PURCHASE PLAN
                          NOTES TO FINANCIAL STATEMENTS

                  Years Ended September 30, 1997, 1996 and 1995


NOTE 1 - BASIS OF PRESENTATION

The accompanying financial statements of The Cato Corporation Employee Stock Purchase Plan ("the Plan") have been prepared on the accrual basis. The Plan's fiscal year ends on September 30.

Certain reclassifications have been made to the financial statements for prior fiscal years to conform with classifications used for the year ended September 30, 1997.


NOTE 2 - PLAN DESCRIPTION AND SUMMARY OF SIGNIFICANT PLAN PROVISIONS

The Board of Directors of The Cato Corporation ("the Company") adopted the Plan on September 23, 1993 and the Plan was approved by Shareholders of the Company at the Annual Meeting of Shareholders on May 19, 1994. The Plan became effective as of November 1, 1993 and will terminate on September 20, 2003, unless extended by the Board of Directors or terminated sooner by the sale of all Shares offered under the Plan. Of the 250,000 shares of the Cato Corporation Common Stock originally reserved under the Plan, 41,493 shares remained available at September 30, 1997 and 88,989 shares remained available at September 30, 1996.

The purpose of the Plan is to provide eligible employees with an opportunity to participate in the accumulation and potential appreciation in value of the Common Stock of The Cato Corporation. Eligible employees are those who are regularly scheduled to work at least 20 hours each week and more than 5 months each calendar year and are actively employed on the first and last day of the purchase period. There are two purchase periods in each plan year. The first period includes the six months ended March 31, and the second period includes the six months ended September 30. Under the terms of the Plan, all eligible employees of the Company, through payroll deductions, are allowed to purchase, on the last day of each of the purchase periods in the plan year specified in the Plan, shares of Common Stock at a 15% discount from the last reported sale price of the Common Stock on the NASDAQ National Market System. In addition to the Common Stock which may be purchased through payroll deductions, Common Stock discounted 15% may also be purchased by each plan participant by a one-time election on April 15 of each year in an amount not to exceed $10,000. The purchase price at which shares will be sold during each purchase period is 85% of the lower of the fair market value at (1) the beginning date of a purchase period or (2) ending date of a purchase period. The purchase price for the one-time election is 85% of the last sale price on or before the April 15 date as listed on the NASDAQ National Market System.

Contributions are limited to 10% of compensation for the biannual purchases made through payroll deductions. The aggregate fair market value of Shares of Common Stock that may be purchased by any participant during any calendar year may not exceed $25,000. Pending investment, funds may be held by The Cato Corporation. In addition to employee contributions, all dividends paid on Common Shares purchased through the plan are automatically reinvested in additional shares.

A participant may withdraw all or any portion of the full shares held in the participant's account under the Plan by notifying The Cato Corporation in writing. A participant may suspend payroll deductions at any time and applicable payroll deductions will be returned to the participant. No suspended payroll deductions are permitted within the last 15 days of each purchase period.

The Plan is a stock plan as defined in Section 423 of the Internal Revenue Code of 1986, as amended, and is not subject to federal income taxes. Substantial tax benefits are allowed to participants with respect to the treatment of the stock purchased within the plan, provided certain holding period requirements are met.

All costs to administer the Plan are paid by the Company.

SIGNATURES


         In accordance with the requirements of the Securities Exchange Act of 1934, the Registrant has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




Date:    December 16, 1997


                                             The Cato Corporation


                                             By:  /s/ Robert M. Sandler
                                                  ---------------------
                                                  Robert M. Sandler
                                                  Senior Vice President
                                                  Controller